Mail Stop 4561   April 13, 2009

Mr. Frank B. Holding, Jr.
Chairman and Chief Executive Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

Re: First Citizens Bancshares, Inc.
        File No. 001-16715
        Form 10-K for the fiscal year ended December 31, 2008
        <u>Definitive Schedule 14A filed March 20, 2009</u>

Dear Mr. Holding:

        We have reviewed your filings and have the following comments. Our
accounting review is limited to the specific comments issued. Where indicated, we think
you should revise your documents in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Cover Page</u>

1. Please state your correct Commission File Number which is 001-16715 rather
    than "0-16471."

<u>Business, page 3</u>

2. In future filings, please revise the first paragraph to report (for each segment) revenues, profit or loss and total assets for each of the last three fiscal years as required by Item 101(b) of Regulation S-K.

3. In future filings, please revise this section, as required by Item 101(a)(1) of Regulation S-K, to describe the nature and results of the "series of mergers" to which you refer in the first paragraph of this section.

4. In future filings, please explain the similarities and differences between your two subsidiaries, First Citizens Bank and Trust and Iron Stone Bank including but not limited to the following: income and net income; assets; and principal products and services.

5. In future filings, please revise this section to describe the principal markets for, and methods of distribution of, the segment's principal products and services as required by Item 101(c)(1)(i) of Regulation S-K. Disclose which of the seventeen states in which you operate provides you with major sources of revenues.

6. In future filings, please revise this section to describe competitive conditions ,as required by Item 101(c)(1)(x) of Regulation S-K, including but not limited to the following:

    - the identity of the particular markets in which you compete;
    - an estimate of the number of your competitors;
    - an estimate of your competitive position;
    - identify the principal methods of competition (e.g., price, service, warranty or product performance); and
    - identify and explain positive and negative factors pertaining to your competitive position.

    Please give separate consideration to the principal products or services or classes of products or services of the segment.

7. In future filings, please discuss the role that the Holding family plays as shareholders, directors and executives and as participants in related party transactions. Please disclose the aggregate number and percentage of shares beneficially owned by members of the Holding family.

Risk Factors, page 6

8. In future filings, please revise this section to describe the most significant factors that make the your securities speculative or risky, as required by Item 503(c) of Regulation S-K, including but not limited to the risks to you of the current recession, the rise in foreclosures and loan defaults and the decline in the housing markets. Please address the risks to you resulting from your concentration of loans in real estate.

Market for Common Equity, page 6

9. In future filings, please disclose that the market for your class B stock is extremely limited in that most days it there is no trading and to the extent there is any trading, it is generally low in volume. Please disclose the average trading volume for the previous three months and the previous year.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 8

10. In future filings, please revise the overview to provide meaningful disclosure and analysis relating to your particular business and financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

    -   provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
    -   identify and provide insight into material opportunities, challenges and risks that you face, such as the economic recession in your principal market area, the rise of foreclosures in your market area, the drop in real estate prices and real estate sales, on which your executives are most focused for both the short and long term; and
    -   identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face.

Performance Summary, page 9

11. In future filings, please revise this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

- how the collapse of the real estate market and the economy in your principal markets has affected you and how the continued deterioration may affect you given concentration of your loans in real estate;
- how the carrying amount of your investment securities and loans may be overvalued due to dramatic decline in the market value of these assets;
- trends in the number and percentage of your loans that are overdue by 60 days or more; and
- trends in the number and percentage of your loans that have defaulted or foreclosed.

12. In future filings, please disclose the extent to which your portfolio contains subprime, "alt A" loans and/or interest only loans. Disclose the extent to which the interest rates on these loans will reset in the near future and provide analysis of the anticipated effect on delinquencies and foreclosures given the recession and the collapse of the housing market in your principal market area.

Transactions with Related Persons, page 37

13. In future filings, please provide more detail regarding the related party transactions as required by Item 404 of Regulation S-K including but not limited to those directly or indirectly with members of the Holding family. Disclose whether each of these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to you. Discuss whether these transactions were approved by independent directors.

14. Please file, as exhibits, your agreements with First Citizens Bank and Trust Company, Inc., South Carolina, Southern Bank and Trust Company and The Fidelity Bank. that you refer to on page 30 of your Proxy Statement.

Certification under Section 906

15. Please amend your certificate as follows:
- correct the name of the document to which the certification relates which is the Form 10-K for the fiscal year ended December 31, 2008 (rather than for "the quarter ended December 31, 2008";
- delete the qualification that the certifications are "to his or her knowledge;" and
- submit separate certifications for each of the individuals.

Notes to Consolidated Financial Statements
Note O- Goodwill, page 66

16. We note that no goodwill impairment loss was recorded during the years ended December 31, 2008 and 2007 and that you reported net losses for your Ironstone Bank segment for these same periods. In an effort to help us better understand your testing and to provide greater transparency in your disclosures, please address the following regarding impairment testing performed during 2008 and 2007:

- tell us and revise your future filings to disclose the dates of your impairment tests;
- provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- identify each reporting unit that was tested for impairment and discuss the specific technique used to determine unit fair value;
- tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from the discounted cash flow model. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available; and
- in your future filings as well as your response, please identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

17. In future filings, please disclose the amount of goodwill by reportable segment. Refer to paragraph 52c (2) of SFAS 141.

Note I – Estimated Fair Values

18. We note you classify non-marketable investment securities that may only be redeemed by the issuer as investment securities available for sale. Please tell us and revise your future filings to clarify the nature of these investments and to discuss your accounting policies for such investments. If these investments consist of FHLB stock, please note that paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions states that investments in FHLB stock generally should not be shown with securities accounted for under SFAS 115. If applicable, please tell us why you believe your classification of FHLB stock is appropriate considering the above guidance or revise future filings to present your

investment in FHLB stock outside of securities available for sale. Please provide any supporting accounting guidance for your position.

* * * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon M. Blume, Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney